Exhibit 99.1

Auryn acquires strategic land position in Southern Peru and provides drilling update

Vancouver, British Columbia – August 3rd, 2017 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG, “Auryn” or the “Company”) is pleased to announce that it has acquired the rights, through two separate transactions, to the Tacora and Andamarca properties that are contiguous to the Huilacollo gold epithermal project in the Tacna province of Southern Peru.

The Tacora and Andamarca properties add an additional 1,100 hectares to the existing land position and greatly expand the mineralized footprint (see Figure 1) of the project. Huilacollo now consists of 3,100 hectares within the highly prolific Pliocene Au/Ag epithermal belt.

Shawn Wallace, Auryn’s CEO, commented, “the acquisition of the Tacora and Andamarca licenses adjacent to our Huilacollo project provides Auryn with both new exploration opportunities and room for future infrastructure requirements as we work towards drilling this fall.”

Mr. Wallace further stated “taking into account the additional licenses that we have under application, Auryn will control over 27,000 hectares in this very prospective belt. We are excited about the prospectively of the district that we have assembled as we move toward our goal of significant oxide gold discoveries in Southern Peru.”

The Tacora licences acquired have a known high sulphidation epithermal alteration system over an area of 1.5 kilometers by 500 meters (see Figure 1). Historical grab samples from the mineralized epithermal system demonstrate strong gold values ranging from 0.1 – 4.6 g/t Au. Auryn’s technical team believes that the epithermal system on the Tacora licenses is the continuation of the same oxide gold epithermal system observed on the Huilacollo licenses. The Andamarca license provides Auryn with a strategic land position that is considered important from an infrastructure standpoint if future mining were to occur.

Tacora and Andamarca concessions were acquired in two separate transactions with private Peruvian owners. Under the terms of the Tacora acquisition agreement, the Company will pay US$200,000 on signing of the Public Deed transferring the concessions in favor of Corisur Peru SAC. The Tacora concessions are subject to a 0.5% NSR, 50% of which is buyable for US$0.5 million. Under the terms of the Andamarca acquisition agreement, the Company will pay US$450,000 on signing of the Public Deed transferring the concession in favor of Corisur Peru SAC. The Andamarca concession is subject to 1.5% NSR, 50% of which is buyable for US$2.5 million.

In addition, Auryn has under application an additional 19,000 hectares of mineral licenses within the Pliocene Au/Ag epithermal belt on alteration systems identified from satellite imagery (see Figure 2). These concessions are in the process of being granted and it is anticipated that the granting of the licenses will occur in Q4 of 2017. The expansion of land positions within the Pliocene Au/Ag epithermal belt is consistent with Auryn’s strategy of developing district scale exploration projects in highly endowed areas that are we consider underexplored.

Committee Bay Update

Auryn has drilled a total of 18,600 meters of which 6,500 meters are currently in the assay lab with an additional 12,100 meters on route. Turnaround times from a drill hole being completed to results have been approximately 6 to 8 weeks due to bottlenecks in the shipping of samples from Rankin Inlet (now resolved) and a 3 to 4 week turnaround time at the laboratory. Importantly, due to increased drill production and efficient drill targeting, Auryn is anticipating that an additional 7 targets will be drill tested, taking the total number of targets to be tested to 19.

Homestake Ridge Update

Auryn initiated drilling on July 21st and has completed 1,600 meters of the proposed 15,000-meter program to date focusing on the South Reef and Slide Zone target areas. Surface work is concentrating on refining target corridors based on geological mapping, geophysical induced polarization, portable X-Ray fluorescence and shortwave infrared surveys that are currently ongoing.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Shawn Wallace

President and CEO

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Historic Grab Samples – Tacora Concessions

The historic grab samples on Tacora were collected by Falcon Exploraciones S.A.C. in the early 2000s published in an internal report. Auryn has not conducted any due diligence on whether appropriate QA/QC protocols were followed in the collection of these samples, nor can it confirm their accuracy or repeatability.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Huilacollo - Newly Acquired Claims

Brazil
Peru
Sombrero
Bolivia
Baños del Indio
Curibaya
Huilacollo
1995 Cominco soil anomaly over the Huilacollo gold system
Area of historical exploration drilling under Cominco soil anomaly. Highlights include:
82.5m @ 1.16 g/t Au
88m @ 1.05 g/t Au
62m @ 0.94 g/t Au
82m @ 0.99 g/t Au
80m @ 1.29 g/t Au
50.6m @ 1.24 g/t Au
34m @ 2.14 g/t Au
Huilacollo 1
Defined epithermal alteration system
Tacora
Tacora Sur
Andamarca 2
Huilacollo 2
Legend
Newly Acquired Claims
Auryn Exisitng Claims
Pending Claims
Historical Drill Hole Collar
Road
Historical Grab Au ppm
< 0.05
0.05 - 0.1
0.1 - 0.3
0.3 - 0.5
0.5 - 1
> 1
Soil Au
200 ppb
40 ppb
N
2km

Figure 1: Illustrates the recently acquired Tacora and Andamarca licenses adjacent to the Huilacollo epithermal oxide gold project. The Tacora claims have a defined epithermal alteration system 1.5 kilometers by 500 m that has historical grab samples ranging from 0.1g/t – 4.6g/t Au. The Andamarca license provides Auryn with a strategic land position for potential future infrastructure. The total land position of the Huilacollo project now stands at 3,100 hectares.

Auryn's Expanded Land Position

Legend
Newly Acquired Claims
Auryn Exisitng Claims
Pending Claims
Peru
Brazil
Sombrero
Bolivia
Baños del Indio
Curibaya
Huilacollo
Baños del Indio
Tacora
Huilacollo
Andamarca
N
10km

Figure 2: Illustrates the licenses under application in black. These applications total 19,000 hectares that cover alteration zones identified in satellite imagery. It is expected that these licenses will be granted in Q4 2017 and will bring Auryn’s land position to 27,000 hectares in the highly prospective Pliocene Au/Ag epithermal belt in the Tacna province of Southern Peru.